UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Higher One Holdings, Inc.

(Name of Subject Company)

Winchester Acquisition Corp.

(Offeror)

(Names of Filing Persons)

Winchester Acquisition Holdings Corp.

(Parent of Offeror)

(Names of Filing Persons)

Blackboard Super Holdco, Inc.

(Other Person)

(Names of Filing Persons)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

42983D104

(CUSIP Number of Class of Securities)

Winchester Acquisition Corp.

c/o Blackboard Inc.

1111 19th Street NW

Washington, DC 20036

Attention: Stuart Kupinsky

Senior Vice President and General Counsel

202-463-4860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark E. Thierfelder

Ian A. Hartman

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

212-698-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$275,435,446.65	$27,736.35

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated on the basis of (a) 53,482,611 shares of common stock, $0.001 par value per share, of Higher One Holdings, Inc. (“Higher One”), the estimated maximum number of shares of Higher One common stock that may be acquired in this tender offer (representing as of the close of business on July 5, 2016 (i) 48,676,224 shares of common stock issued and outstanding, (ii) 3,241,988 shares issuable upon the exercise of outstanding options, (iii) 1,414,399 shares issuable pursuant to restricted stock units and (iv) 150,000 shares issuable pursuant to warrants), multiplied by (b) the offer price of $5.15 per share.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Winchester Acquisition Corp., a Delaware corporation (“Purchaser”), that is a wholly-owned subsidiary of Winchester Acquisition Holdings Corp., a Delaware corporation (“Parent”), to purchase all shares of common stock of Higher One Holdings, Inc., a Delaware corporation (“Higher One”), par value $0.001 per share (each, a “Share”), that are issued and outstanding, at a price of $5.15 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 7, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B).

Item 1.    Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.    Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Higher One Holdings, Inc., a Delaware corporation. Higher One’s principal executive offices are located at 115 Munson Street, New Haven, Connecticut 06511. Higher One’s telephone number at such address is (203) 776-7776.

(b) This Schedule TO relates to the issued and outstanding shares of common stock, par value $0.001 per share, of Higher One. According to Higher One, as of the close of business on July 5, 2016 (the most recent practicable date), there were an aggregate of (i) 48,676,224 Shares issued and outstanding, (ii) outstanding options to purchase 3,241,988 Shares of which options to purchase 1,009,619 Shares have an exercise price lower than the Offer Price (as defined in the Offer to Purchase), (iii) 1,414,399 Shares issuable pursuant to restricted stock units and (iv) 150,000 shares issuable pursuant to warrants.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a) — (c) This Schedule TO is being filed by Purchaser, Parent and Blackboard Super Holdco, Inc. Parent is an affiliate of Blackboard Inc. Each of Purchaser, Parent and Blackboard Inc. is owned by Blackboard Super Holdco, Inc. and is ultimately controlled by equity funds managed by Providence Managing Member L.L.C. (“Providence Equity”). The information set forth in Section 9 — “Certain Information Concerning Purchaser, Parent, Blackboard Super Holdco, Inc. and Providence Equity” in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)(1)(i) — (viii), (xii), (a)(2)(i) — (iv), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) — (xi), (a)(2)(v) — (vi) Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 10 and 11 — “Certain Information Concerning Purchaser, Parent, Blackboard

Super Holdco, Inc. and Providence Equity,” “Background of the Offer; Contacts with Higher One” and “Purpose of the Offer and Plans for Higher One; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) — (7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7 and 11 — “Price Range of Shares; Dividends,” “Certain Effects of the Offer and the Merger” and “Purpose of the Offer and Plans for Higher One; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Section 12 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b), (d) Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a) The information set forth in Sections 9 and 11 — “Certain Information Concerning Purchaser, Parent, Blackboard Super Holdco, Inc. and Providence Equity” and “Purpose of the Offer and Plans for Higher One; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 9 — “Certain Information Concerning Purchaser, Parent, Blackboard Super Holdco, Inc. and Providence Equity” is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 10, 11 and 16 — “Background of the Offer; Contacts with Higher One,” “Purpose of the Offer and Plans for Higher One; Merger Agreement and Other Agreements” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information.

(a)(1) The information set forth in Sections 9, 10 and 11 — “Certain Information Concerning Purchaser, Parent, Blackboard Super Holdco, Inc. and Providence Equity,” “Background of the Offer; Contacts with Higher One” and “Purpose of the Offer and Plans for Higher One; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 11, 13 and 15 — “Purpose of the Offer and Plans for Higher One; Merger Agreement and Other Agreements,” “Conditions to the Offer” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Sections 7, 12 and 15 — “Certain Effects of the Offer and the Merger,” “Source and Amount of Funds” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

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(a)(5) The information set forth in Section 15 — “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated July 7, 2016*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)(A)	Press Release issued by Blackboard Inc. on June 30, 2016 (originally filed on Schedule TO-C by Winchester Acquisition Corp. with the Securities and Exchange Commission on June 30, 2016, which is incorporated by reference herein)

(a)(5)(B)	Blog posted by Blackboard Inc. on its external website on June 30, 2016 (originally filed on Schedule TO-C by Winchester Acquisition Corp. with the Securities and Exchange Commission on June 30, 2016, which is incorporated by reference herein)

(a)(5)(C)	Press Release issued by Blackboard Inc. on July 7, 2016 announcing launch of tender offer*

(a)(5)(D)	Form of Summary Advertisement, published in The New York Times on July 7, 2016*

(b)	Debt Commitment Letter, dated as of June 29, 2016, by and among Winchester Acquisition Corp., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Webster Bank, N.A. and Citizens Bank, N.A.*

(d)(1)	Agreement and Plan of Merger, dated as of June 29, 2016, by and among Winchester Acquisition Corp., Winchester Acquisition Holdings Corp. and Higher One Holdings, Inc. (originally filed as Exhibit 2.1 to Higher One Holdings, Inc.’s Current Report on Form 8-K filed by Higher One Holdings, Inc. with the Securities and Exchange Commission on June 30, 2016, which is incorporated by reference herein)

(d)(2)	Equity Commitment Letter, dated as of June 29, 2016, by and among Providence Equity Partners VI L.P., Providence Equity Partners VI-A L.P. and Winchester Acquisition Holdings Corp.*

(d)(3)	Confidentiality Agreement, dated as of June 23, 2015, by and between Providence Equity Partners L.L.C. and Higher One Holdings, Inc.*

(d)(4)	Exclusivity Agreement, dated as of June 3, 2016, by and between Blackboard Inc. and Higher One Holdings, Inc., as amended*

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2016

WINCHESTER ACQUISITION HOLDINGS CORP.

By:	/s/ Stuart Kupinsky
	Name:	Stuart Kupinsky
	Title:	Secretary

WINCHESTER ACQUISITION CORP.

By:	/s/ Stuart Kupinsky
	Name:	Stuart Kupinsky
	Title:	Secretary

BLACKBOARD SUPER HOLDCO, INC.

By:	/s/ Stuart Kupinsky
	Name:	Stuart Kupinsky
	Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated July 7, 2016*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)(A)	Press Release issued by Blackboard Inc. on June 30, 2016 (originally filed on Schedule TO-C by Winchester Acquisition Corp. with the Securities and Exchange Commission on June 30, 2016, which is incorporated by reference herein)

(a)(5)(B)	Blog posted by Blackboard Inc. on its external website on June 30, 2016 (originally filed on Schedule TO-C by Winchester Acquisition Corp. with the Securities and Exchange Commission on June 30, 2016, which is incorporated by reference herein)

(a)(5)(C)	Press Release issued by Blackboard Inc. on July 7, 2016 announcing launch of tender offer*

(a)(5)(D)	Form of Summary Advertisement, published in The New York Times on July 7, 2016*

(b)	Debt Commitment Letter, dated as of June 29, 2016, by and among Winchester Acquisition Corp., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Webster Bank, N.A. and Citizens Bank, N.A.*

(d)(1)	Agreement and Plan of Merger, dated as of June 29, 2016, by and among Winchester Acquisition Corp., Winchester Acquisition Holdings Corp. and Higher One Holdings, Inc. (originally filed as Exhibit 2.1 to Higher One Holdings, Inc.’s Current Report on Form 8-K filed by Higher One Holdings, Inc. with the Securities and Exchange Commission on June 30, 2016, which is incorporated by reference herein)

(d)(2)	Equity Commitment Letter, dated as of June 29, 2016, by and among Providence Equity Partners VI L.P., Providence Equity Partners VI-A L.P. and Winchester Acquisition Holdings Corp.*

(d)(3)	Confidentiality Agreement, dated as of June 23, 2015, by and between Providence Equity Partners L.L.C. and Higher One Holdings, Inc.*

(d)(4)	Exclusivity Agreement, dated as of June 3, 2016, by and between Blackboard Inc. and Higher One Holdings, Inc., as amended*

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.